November 25, 2024

Pam Howell/Isabel Rivera Office of Real Estate & Construction Division of Corporate Finance Securities and Exchange Commission 100 F Street, NE Washington, DC 20549

Re:	Iron Bridge Mortgage Fund, LLC Offering Statement on Form 1-A Post-Qualification Amendment No. 3 Filed September 3, 2024 File No. 024-11984

To Whom it May Concern:

On behalf of Iron Bridge Mortgage Fund LLC (the “Company”), this letter is submitted in response to the Staff’s comment letter dated September 30, 2024 relating to the above-captioned Offering Statement on Form 1-A (the “Offering Statement”).  The Staff’s comments are set forth below along with the Company’s response to each comment.  Capitalized terms that are not otherwise defined herein shall have the meanings set forth in the Offering Statement.

Post-Qualification Amendment No. 3 to Offering Statement on Form 1-A filed September 3, 2024 Cover Page

Comment:

1.

We note that you have not designated a fixed amount of units across the various classes you intend to qualify in this amendment. Please revise your cover page to fix the volume of securities you intend to qualify in each class and the amount allocated to the distribution reinvestment plan. Please also remove the following statement that “[you] reserve the right to reallocate the Units [you] are offering between the primary offering and [y]our distribution reinvestment plan.” See Rule 253(b)(4) of Regulation A.

November 25, 2024

Response:  We have modified our cover page to fix the volume of securities we intend to qualify in each class and the amount allocated to the distribution reinvestment plan.  We have also removed the statement that we “reserve the right to reallocate the Units we are offering between the primary offering and our distribution reinvestment plan.”

Comment:

2.

We note your statement that “the amount of each class of Units to be offered at any given time will be determined by the Company’s Manager in its discretion, based on market conditions and targeted cost of capital.” We also note the disclosure in the summary regarding the limitations in the Third Amended Operating Agreement relating to the Company’s ability to issue additional Class C Units or Class D Units. Please provide us with your analysis regarding whether your offering should be considered an impermissible delayed offering and not a continuous offering within the meaning of Rule 251(d)(3)(i)(F) of Regulation A.

Response: Given the allocation of Units set forth above, we have removed the statement that “the amount of each class of Units to be offered at any given time will be determined by the Company’s Manager in its discretion, based on market conditions and targeted cost of capital.”  Each Class of Units will be offered for sale pursuant to Regulation A upon qualification of this Offering Statement.

With respect to the limitation relating to the issuance of additional Class C Units and Class D Units, as noted above, the Third Amended Operating Agreement limits the Company’s ability to issue additional Class C Units or Class D Units during any period of time when the Unreturned Capital Contributions of the Class A Units and Class B Units on an aggregate basis equal less than 20% of the total assets of the Company.  The Company is also limited from redeeming any Class A Units or Class B Units when the Unreturned Capital Contributions of the Class A Units and Class B Units on an aggregate basis equal less than 20% of the total assets of the Company.  These limitations are intended to protect Class C Unit holder and the Class D Unit holders by ensuring there is a layer of equity junior to them, and should only become applicable in limited circumstances.  This limitation is currently not in effect and has not been triggered since the adoption of the Third Amended Operating Agreement.  In the event that this limitation is triggered, we will suspend any offering or issuance of the Class C and Class D Units, and we will not resume such offering until a new offering statement, or post-qualification amendment to an offering statement, with respect to such Class C and Class D Units has been qualified.

Comment:

3.

We note the disclosure on page 3 and elsewhere in the offering circular that “the reinvestment of distributions by a Member in additional Units shall be at a purchase price equal to the fair market value of such Unit at the time of such reinvestment, as determined by the Manager in its sole discretion.” This would appear to be an at-the-market offering, which is not permitted under Regulation A. See Rule 251(d)(3)(ii) of Regulation A. Please revise or advise.

November 25, 2024

Response: We have changed the disclosure from saying “fair market value” to saying that the reinvestment is at a purchase price equal to the price at which Units are currently being offered by the Company, or if no offering is being conducted, the NAV as of the last date of the month preceding such reinvestment, as determined by the Manager in its sole discretion.  The previous reference to “fair market value” was not intended to imply there was any active trading market in the Company’s securities, or that such market would be used to set the reinvestment price.  There is no active market for any of the Units and no active market is expected to develop.  The Third Amended and Restated Operating Agreement has also been amended to reflect this change.

Comment:

4.

Please briefly identify the material risks involved in purchasing your securities, including the lack of transferability and liquidity, as required by Section 1.D of Guide 5. Refer to Item 7(c) of Part II of Form 1-A for the applicability of Guide 5 to Form 1-A.

Response: We have updated the Cover Page to identify the material risks involved in purchasing our securities, including the lack of transferability and liquidity.

Distribution Reinvestment, page 3

Comment:

5.

We note your distribution reinvestment plan. Please revise to clarify how your activities will be done in compliance with Regulation A; for example, please ensure that your analysis and disclosure reflects: (i) confirmation that the distribution reinvestment plan securities are being offering pursuant to Rule 251(d)(3)(i)(B); (ii) confirmation that you will provide investors with a hyperlink to the current offering circular in connection with and at the time of any distribution reinvestment (refer to Rule 251(d)(1)(iii)); (iii) how you will comply with the investment limitations and qualifications for purchaser status set forth in Rule 251(d)(2)(i)(C) with respect to any securities purchased through your distribution reinvestment plan; and (iv) how you will ensure you are eligible to offer and sell securities pursuant to Regulation A at the time of such sales.

Response: Pursuant to our Third Amended and Restated Operating Agreement, each Class A Member, Class C Member, and Class D Member has elected to, and shall be treated as having elected to, reinvest all distributions made with respect to their Class A Units, Class C Units and Class D Units for the purchase of additional Units of the same class associated with such distributions. Each Class B Member shall reinvest all distributions made with respect to its Class B Units for the purchase of additional Class C Units or Class D Units, as determined by the Manager in its sole discretion unless such Class B Member has provided advance written notice to the Manager of its preference.  The Company generally makes distributions monthly.

November 25, 2024

Notwithstanding the foregoing, a Member may affirmatively elect to receive a portion of its distributions from the Company in cash by providing advance written notice to the Manager on such form, within such times and subject to such limitations as are established by the Manager. To terminate an election to receive cash distributions, a Member must notify the Manager in writing of its termination on such form as is established by the Manager and such revocation will be effective for distributions related to the first month following the month in which the revocation notice is received, which are paid, if at all, in the second month following the month in which the revocation notice is received.  If no election to receive cash distributions is made, then distributions will be reinvested as described above.

If the Unit in question is currently being offered pursuant to Regulation A, distribution reinvestment plan securities will be offered pursuant to Rule 251(d)(3)(i)(B).  As described above, Units upon subscription are accompanied by the right to receive distributions in the form of additional Units.  Every month, Members receive an email reminding them of their ability to change the form of their distribution election, with the email containing a link to the Company’s current Offering Circular.  In addition, the form Members must complete to change their election also will contain the link to the Company’s current Offering Circular.  As elections do not become effective until at least a month after such election, this delivery is well in advance of such election becoming effective.

With respect to compliance with the investment limitations and qualifications for purchaser status set forth in Rule 251(d)(2)(i)(C) with respect to any securities purchased through our distribution reinvestment plan, this limitation has limited application to the offering of Units by the Company because the Company only accepts subscriptions from nonaccredited investors in limited circumstances, and intends to continue this practice into the future.  At the time of this letter, no Class D Units (the current class of Units being offered pursuant to Regulation A) are held by Members that did not certify that they were “accredited” at the time of subscription.  We have updated our Offering Statement to better reflect our practices, as described above.  While each nonaccredited investor certifies through its Subscription Agreement that its investment is within the limitations set forth in Rule 251(d)(2)(i)(C), the Subscription Agreements have been modified to require Members to update the Company if this representation is no longer true, and the Company will also include in its form for Members to change their distribution elections a reminder that investments are subject to the foregoing limitations and will also ask the Member to re-certify their accredited status or to reconfirm that their investment is within the investment limits, any time they re-elect to participate in the distribution reinvestment program after having opted to receive cash distributions.

November 25, 2024

If the Unit in question is not currently being offered pursuant to Regulation A, the Manager will not permit any Member elect to participate in the dividend reinvestment program, unless another exemption from registration is available.

Redemption Rights, page 6

Comment:

6.

We note your disclosure that any member may submit a written request for redemption of their units. We further note your risk factor disclosure on page 8 regarding the company’s ability to suspend redemption rights in certain circumstances. Please disclose how many redemption requests have been received and whether the company has been able to fulfill all requests made to date. To the extent it has not, please disclose the percentage of redemption requests fulfilled as of the most recent practicable date. Refer to Disclosure Guidance Topic No. 6.

Response: Since the Offering Statement for the Class D Units was initially qualified under Regulation A on September 21, 2022, there have been 98 redemption requests with respect to 16,990,599 Class D Units, all of which requests have been fulfilled.  The Company has not suspended redemption rights with respect to Class D Units since the Offering Statement for the Class D Units was qualified under Regulation A.  We have added this information to the Offering Statement.

Business

Portfolio Loan Characteristics

Borrowers, page 33

Comment:

7.

We note your disclosure that many of the company’s portfolio borrowers are one to three member teams who join to form a company and take title to projects in the company name. Please expand your underwriting disclosure to discuss how the company evaluates these one to three member team companies when conducting criminal background checks, ordering credit reports, and evaluating liquidity. Please also discuss in greater detail the credit criteria used in assessing borrowers and provide clearer disclosure of the credit quality of the loans in your portfolio.

November 25, 2024

Response: As disclosed in our Offering Statement, as an asset-based lender, the Company’s underwriting guidelines are heavily weighted toward real estate valuation, liquidity and loan-to-value coverage. We primarily rely on the assessment of the collateral securing the loan as opposed to the credit quality of our Portfolio Borrowers, as the Company believes that the collateral –  and at times cross-collateral – securing the Portfolio Loan is the primary source of repayment protection.  That being said, we do also evaluate our Portfolio Borrowers, as disclosed in the Offering Statement.  We have updated these disclosures to further clarify this assessment process.

Comment:

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 46

8.

We note your statements on pages 47 and 55 indicating that lending to only the highest quality borrowers has been a tenet of your risk mitigation strategy in light of the ongoing economic uncertainty regarding interest rates. Please explain the characteristics of a highest quality borrower, as we further note your risk factor disclosure on page 17 that the company may invest in portfolio loans with borrowers who will not be required to meet the high credit standards of mortgage lenders.

Response: We have amended the Offering Statement to address this seeming inconsistency.  We have further clarified on pages 48 and 57 what qualities the Company sees as beneficial in its borrowers. We have also clarified the risk factor disclosures on page 17.  It is more accurate to state that the Company is using different credit criteria for its borrowers than mortgage lenders and its borrowers may not be able to meet a conventional mortgage lenders credit standards, instead of stating the Company’s borrowers will not meet the required criteria of conventional mortgage lenders.  Many of the Company’s borrowers would likely meet such criteria, but may be ineligible for conventional mortgage loans for other reasons or may prefer to work with the Company because of the Company’s competitive advantages, as discussed in the Offering Statement in greater detail.

Interest of Management and Others in Certain Transactions, page 59

Comment:

9.

Please provide the fees paid to the Manager for the last two completed fiscal years and the current fiscal year, as required by Item 13 of Part II of Form 1-A. Please also revise the summary to clearly disclose the Manager fees.

Response: We have updated these disclosures to provide the fees paid to the Manager for the last two completed fiscal years and the current fiscal year and to clearly disclose the Manager fees.

November 25, 2024

Redemption of Units, page 64

Comment:

10.

Please be advised that you are responsible for analyzing the applicability of the tender offer rules to your share redemptions, including Regulation 14E, which would apply to any tender offer for securities issued pursuant to the Regulation A exemption. To the extent you have questions about the tender offer rules, you may contact the Division’s Office of Mergers and Acquisitions at 202-551-3440.

Response:

Pursuant to Regulation 14E under the Exchange Act, no person who makes a tender offer without complying with certain requirements.  The provisions of Regulation 14E are intended to prevent fraudulent, deceptive or manipulative acts in connection with issuer tender offers, principally the time pressure and inadequate disclosures present in coercive tender offers. The Company believes that repurchases of Units from Members who voluntary request redemption under its redemption program (“Redemption Program”) will not constitute issuer tender offers within the meaning of Regulation 14E for the reasons stated below.  That being said, to further ensure our compliance with Regulation 14E, we are amending our Redemption Program to among other things, impose additional limits on our repurchases, including a limit to repurchases on an aggregate net basis no more than 5% of the Company’s “NAV” as of the last day of the previous fiscal quarter, as described in greater detail below and in our amended Offering Statement.

Analysis of the Wellman Factors Demonstrates That Repurchases Under the Redemption Program Do Not Constitute a Tender Offer

We believe that the Redemption Program is not an “tender offer” subject to Regulation 14E based on an analysis of the factors expressed in Wellman v. Dickinson, 475 F. Supp. 783 (S.D.N.Y. 1979), and applied in subsequent cases by the Securities and Exchange Commission (the “Commission”) and its Staff in determining what constitutes a tender offer. As the court asserted in SEC v. Carter Hawley Hale Stores, Inc.,760 F.2d 945, 950 (9th Cir. 1985), the term “tender offer” implies: (i) active and widespread solicitation of public Members for the Units of an issuer; (ii) the solicitation is made for a substantial percentage of the issuer’s Units; (iii) the offer to purchase is made at a premium over the prevailing market price; (iv) the terms of the offer are firm, rather than negotiable; (v) the offer is contingent on the tender of a fixed number of Units; (vi) the offer is open only for a limited period of time; (vii) the offeree is subjected to pressure to sell; and (viii) a public announcement of an acquisition program prior to the rapid accumulation of stock by a purchaser.

Because virtually none of these factors apply to the Company in respect of repurchases of Units under the Redemption Program, especially as amended, the Company believes that such repurchases will not constitute tender offers.1 Set forth below is an application of these factors to the Redemption Program.

_____________________________

1 The absence of one particular factor does not necessarily mean the non-existence of an issuer tender offer because, depending upon the circumstances involved in the particular case, one or more of the factors may be found more compelling and determinative than the others. See Wellman, 475 F. Supp. At 824.

November 25, 2024

i. Active and widespread solicitation of public Members for the Units of an issuer. The Company will not engage in an active and widespread solicitation for the repurchase of the Units for Members to voluntarily submit their Units for redemption. The Redemption Program is described in the Company’s Offering Statement, and via the Company’s website summarizing the terms of the Units Offering. The Company will disclose any subsequent termination or modification of the Redemption Program via a current report on Form 1-U and/or an offering supplement. The Company believes that these communications are necessary and sufficient to make all of its Members and potential investors aware of the Redemption Program’s existence and any subsequent changes to the Redemption Program. The Company will not make any other significant public communications about the Redemption Program except as described above and except as contained in or related to required communications in reports filed under Regulation A, and communications required by the program itself. Members desiring to present all or a portion of their Units for repurchase will do so of their own volition and not at the behest, invitation or encouragement of the Company. The Company will not solicit or encourage Members to request repurchase of their Units. The role of the Company in causing an administrator to effectuate a repurchase under the Redemption Program will be ministerial and will merely facilitate the Member’s full or partial exit from its investment in the Company.

In limited circumstances where the Manager, on behalf of the Company, exercises its rights to require redemption, no solicitation is necessary because the Member has no choice but to comply.

ii. The solicitation is made for a substantial percentage of the issuer’s Units. As noted above, the Company will not actively solicit repurchases under the Redemption Program. Historically, this has resulted in limited redemption requests. However, as discussed below, the Company is implementing further limitations to ensure that any percentage of redemptions made pursuant to the Redemption Request is limited.

iii. The offer to purchase is made at a premium over the prevailing market price. No premium will be paid over the prevailing market price by the Company for the Units repurchased. Per the amended Redemption Program, the redemption price per Unit will be equal to the lesser of (i) the net asset value (“NAV”) per Unit as of the last day of the previous month, as calculated and published by our Manager and published on the Company’s website, or (ii) the then current offering price per Unit, if we are engaged in an offering. At any time we are engaged in an offering, the repurchase price shall never be more than the current offering price of such Units. The Redemption Program will be terminated in the event the Units are listed on a national securities exchange or the Company merges with a listed company. Because there is no trading market and the repurchase price will always be equal to or less than the offering price, this factor does not apply.

November 25, 2024

iv. The terms of the offer are firm, rather than negotiable. The terms of the Redemption Program are firm. The price is set at the NAV per Unit as of the last day of the previous month; while the price will fluctuate from month to month, it is not subject to negotiation.

The Company believes that this factor does not compel the finding of a tender offer because the firmness of the terms of the Redemption Program will not increase pressure on Members to have their Units repurchased. The pressure on Members that Regulation 14E attempts to eliminate is that which is caused by “a high premium with the threat that the offer will disappear as of a certain time.”2 Where these factors exist, firmness in the terms of the offer may have the effect of exacerbating the pressure. However, as previously discussed, the Redemption Program will not offer Members a premium for their Units, and the Company intends that the Redemption Program will exist indefinitely during the life of the Company (subject to the authority of the Manager in its discretion to terminate, amend or suspend the Redemption Program if it determines that doing so is in the best interest of the Company).

v. The offer is contingent on the tender of a fixed number of Units. The Redemption Program is not contingent on a fixed number of Units being repurchased. Members may choose to request that the Company repurchase none, all or a portion of their Units on an ongoing basis with no contingency to such request, provided that any Member submitting a redemption request that holds less than 50,000 Units must submit a redemption request with respect to all Units held by such Member.

vi. The offer is open only for a limited period of time. The Redemption Program is open for an indefinite period during the life of the Company. The risk of manipulation and pressure to sell typically associated with tender offers are not present in the Redemption Program. This feature of the Redemption Program makes it most unlike a tender offer.

vii. The offeree is subjected to pressure to sell. As noted above, the Company will not encourage, invite, solicit or in any way pressure Members to participate in the Redemption Program. The role of the Company in effectuating repurchases under the Redemption Program will be purely ministerial. Because the Redemption Program has no set termination date, Members will not feel rushed or pressured to make decisions regarding participation in the Redemption Program. Under the Redemption Program modifications described below, if the Company does not completely satisfy a repurchase request at the end of a quarterly period because of the limitations on repurchases or otherwise, then the Company will treat the unsatisfied portion of the repurchase as a request for repurchase in the next quarter, unless the Redemption Request is withdrawn. Any such Member can withdraw a Redemption Request by sending written notice to the Manager at least five business days before the commencement of the next quarter.

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2 See Brascan Ltd. V. Edper Equities Ltd., 477 F. Supp 773, 792 (S.D.N.Y. 1979).

November 25, 2024

viii. A public announcement of an acquisition program prior to the rapid accumulation of stock by a purchaser.3 The intent of the Redemption Program is to afford the Company’s Members liquidity, not for the Company to re-acquire its own Units. The Company, through the Third Amended and Restated Operating Agreement, restricts the ability of Members to transfer their Units, and the Redemption Program will allow the Company’s Members to gain limited interim liquidity for Units. It is unlikely that the Company may repurchase a significant number of Units over a short time pursuant to the Redemption Program, especially given the Redemption Program’s purchase limits added pursuant to the below. Furthermore, the Company does not accumulate any of the Units; they are all terminated upon redemption. Moreover, any such Units repurchased by the Company would not be deemed outstanding for purposes of receiving dividends or voting on matters submitted to Members.

Based on the analysis of the eight factors discussed above, the Company believes that repurchases of the Units pursuant to the Redemption Program do not implicate the concerns that the issuer tender offer rules were intended to address.

The Redemption Program Withstands a “Totality of Circumstances” Analysis

We also note that some courts have rejected a rigid application of the Wellman test and have, instead, applied what the Company considers a reasonable “totality of circumstances” analysis.4 This analysis looks to all the circumstances surrounding the transaction to determine whether the chief objectives of the tender offer statutes are being met, specifically, to remove the element of secrecy and undue pressure associated with such transaction, and to provide Members with adequate information to make an informed investment decision in connection therewith.5

We believe that the Redemption Program withstands such a “totality of circumstances” analysis.  Members are provided full disclosure of the program.  The fact that the Redemption Program will be open indefinitely during the life of the Company eliminates any of the undue pressure on stockholders that is typical in tender offers.  The Company is of the opinion that the protections afforded Members by the tender offer rules are not needed for Members who participate in the Repurchase Program. We do not believe that a “substantial risk of ill-considered sales” made “by ill-informed” Members will exist for repurchases under the Redemption Program.6

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3 The Wellman case did not include this eighth factor but acknowledged the Commission had listed an eighth factor in Hoover v. Fuqua Industries, Inc., No. C79-106 2A, 1979 WL 1244, at *4 (N.D. Ohio June 11, 1979). See Wellman,475 F. Supp. At 824.

4 See Hanson Trust PLC v. SCM Corp., 774 F.2d 47 (2d Cir. 1985); see also Pin v. Texaco, Inc., 793 F.2d 1448, 1454 (51h Cir. 1986) (applying same analysis to issuer tender offer case).

5 See, e.g., Wellman, 475 F. Supp. at 821-23; Pin,793 F.2d at 1454; and Hanson Trust, 774 F.2d at 54-56.

6 See Hanson Trust, 774 F. 2d at 58.

November 25, 2024

Amended and Restated Redemption Program

Notwithstanding the foregoing, to mitigate the possibility that the Redemption Program qualifies as a “tender offer”, the Company has updated its Redemption Program to bear many of the hallmarks of repurchase/redemption plans of other perpetual-life non-listed REITS with respect to which the Staff has granted no-action relief.  We submit the following facts for consideration:

a)	All material information relating to the Redemption Program, including any material changes to the Redemption Program, will be fully and timely disclosed to all Members and potential investors;

b)	The terms of the Redemption Program will be described in our Offering Circular and any changes will be described in a current report on Form 1-U and Offering Supplement;

c)

The amount for which a Member’s Units will be redeemed, which consists of the lesser of (i) the net asset value (“NAV”) per Unit as of the last day of the previous month, as calculated and published by our Manager, or (ii) the then current offering price per Unit, if we are engaged in an offering. Both the NAV per Unit as of the last day of the previous month and our current offering price per Unit will be available on the Company’s website. The Member will also receive upon repurchase with respect to any repurchased Units an amount equal to accrued by unpaid distributions, at the fixed Preferred Return, plus any profit participation through the preceding month end;

d)

The Company will not encourage, invite, solicit, or pressure Members to participate in the Redemption Program, and the role of the Company in effectuating redemptions under the Redemption Program will be purely ministerial;

e)

Under the Redemption Program, the Company will limit redemption of Units in any calendar quarter on a net basis to 5% of our most recently determined aggregate NAV as of the last day of the previous quarter, which means that our redemptions will be limited to approximately 20% of our aggregate NAV in any 12 month period. If redemptions do not reach the 5% limit in a calendar quarter, the unused portion generally will be carried over to the next quarter, but not any subsequent quarter, except that the maximum amount of redemptions during any quarter may never exceed 10% of the aggregate NAV of the Company as of the last day of the previous calendar quarter. The SEC staff has found these types of restrictions acceptable in similar circumstances;[7]

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7 See InvenTrust Properties Corp., SEC No-Action Letter, 2019 WL 8128047 (Sept. 9, 2019); RREEF Property Trust, Inc., SEC No-Action Letter, 2013 WL 65987 (Jan. 4, 2013); American Realty Capital Daily Net Asset Value Trust, Inc., SEC No-Action Letter, 2011 WL 2938525 (July 21, 2011); Clarion Partners Property Trust Inc. SEC No-Action Letter, 2011 WL 1999926 (Feb. 24, 2012) ; and Clarion Partners Property Trust Inc. SEC No-Action Letter, 2011 WL 7657591 (May 17, 2011).

November 25, 2024

f)	Members can tender their Units for repurchase at any time;

g)

No established trading market currently exists for the Units, and the Redemption Program will be terminated if the Units are listed on a national securities exchange or the Company merges with a listed company; and

h)	The Redemption Program is intended to remain open indefinitely, with the Company providing 10 days’ notice to Members if it chooses to amend, suspend, or terminate the Redemption Program.

Comment:

11.

We note that you may conduct the share redemption program during the offering period of the Units being qualified in this offering circular. Please be advised that you are responsible for analyzing the applicability of Regulation M to your share redemption program. We urge you to consider all the elements of your share Redemption Program in determining whether the program is consistent with the class relief granted by the Division of Market Regulation in the class exemptive letter granted Alston & Bird LLP dated October 22, 2007. To the extent you have questions as to whether the program is entirely consistent with that class exemption you may contact the Division of Trading and Markets.

Response: We acknowledge that we are responsible for analyzing the applicability of Regulation M to our redemption program.  In particular, in accordance with the class exemptive letter granted Alston & Bird LLP dated October 22, 2007:

November 25, 2024

•	There is no trading market for the Company’s Units;

•	The Company will terminate its Redemption Program during the distribution of its Units in the event that a secondary market for the Company’s Units develops;

•	The Company purchases Units under its Redemption Program at a price that does not exceed the then current public offering price of its Units;

•	The terms of the Redemption Program will be fully disclosed in the Company’s Offering Statement; and

•	Except as otherwise exempted herein, the Company shall comply with Regulation M.

The Company has updated the Offering Statement to better reflect these obligations.  We further acknowledge the anti-fraud and anti-manipulation provisions of the federal securities laws, particularly Section l0(b) of the Exchange Act, and Rule l0b-5 thereunder.

Plan of Distribution, page 71

Comment:

12.

We note your disclosure that the Manager may waive the minimum investment requirement of $50,000 in its sole discretion. Please explain the factors that the Manager will consider when deciding whether to waive the minimum investment requirement and how investors will be informed of the decision to waive such requirement.

Response: Waivers of the $50,000 minimum investment will be made on a case-by-case basis.  In determining whether to waive the minimum investment requirement of $50,000, the Company may consider the number of investors it has with respect to meeting its requirements to maintain REIT status, the administrative burdens of having investors with less than $50,000 invested in the Company, and the Company’s pre-existing relationship with the proposed investor.  As with any potential investor that indicates they are interested in an investing in the Company, any investor who indicates they wish to invest less than the minimum investment amount will then receive an introductory email with links to download reading material and another link to schedule a call with one of our team members.  The Manager will respond to the investor in writing or by telephone within 30 days of the investor’s initial request if it has determined to permit the waiver.

The Offering Statement has been updated to reflect this information.

Subscription Procedures, page 73

November 25, 2024

Comment:

13.

Please revise to expand your disclosure regarding the process of accepting and rejecting subscriptions, including how the company will communicate its decision to accept or reject a subscription, the factors involved in the decision-making process, and the timeframe for accepting or rejecting a subscription.

Response: We have expanded our disclosure regarding the process of accepting and rejecting subscriptions, including how the Company will communicate its decision to accept or reject a subscription, the factors involved in the decision-making process, and the timeframe for accepting or rejecting a subscription under the heading “Who May Purchase Units.”

Signatures, page 87

Comment:

14.	Please provide the signature of your principal financial officer and principal accounting officer. Refer to Instruction 1 to Signatures of Form 1-A.

Response: We have updated the Signatures to clearly identify our principal financial officer and principal accounting officer.

Exhibits

Comment:

15.

We note that Section 15.16 of your Third Amended and Restated Operating Agreement incorporated by reference as Exhibit 2.2 identifies the courts of the State of Oregon for Multnomah County or the United States federal courts for the District of Oregon (Portland, Oregon) as the exclusive forum for any legal action or proceeding with respect to the operating agreement. Please revise Section 15.16 to clearly state whether this provision applies to claims under the U.S. federal securities laws. In this regard, we note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. In addition, please revise the Description of Units section of your offering circular to describe this exclusive forum provision and whether it applies to any claims brought under the federal securities laws. In addition, if the provision applies to Securities Act claims, please state that there is uncertainty as to whether a court would enforce such provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. Lastly, please revise your offering circular to provide risk factor disclosure highlighting the risk to investors from the exclusive forum provision, including, but not limited to, increased costs associated with bringing a claim and uncertainty regarding the enforceability of the provision.

November 25, 2024

Response: We note that Section 15.16 of our Third Amended and Restated Operating Agreement does not provide that the courts of the State of Oregon for Multnomah County or the United States federal courts for the District of Oregon (Portland, Oregon) as the exclusive forum for any legal action or proceeding with respect to the operating agreement.  Section 15.16 provides that any action may be brought in that forum, but does not require it to be brought in that forum.  That being said, to avoid any possible confusion for investors in this respect, we have updated Section 15.16 of our Third Amended and Restated Operating Agreement to clearly state whether the provision applies to claims under U.S. federal securities laws, regardless of whether it designates an exclusive forum.  We have also revised the Description of Units to describe the forum provision and whether it applies to any claims brought under the federal securities laws and added a risk factor on page 11 disclosing the risk to investors caused by this provision.

Comment:

16.

We note that Section 15.19 of your Third Amended and Restated Operating Agreement is a waiver of the right to a jury trial. Please revise the agreement to clarify whether the waiver of the right to a jury trial applies to claims made under the federal securities laws. In addition, please revise your offering circular to include disclosure about this provision and its applicability to the federal securities laws.

Response: We have updated Section 15.19 of our Third Amended and Restated Operating Agreement to clarify whether the waiver of the right to a jury trial applies to claims made under the federal securities laws.  We have also revised the Description of Units to include disclosure about this provision and its applicability to the federal securities laws.

Comment:

17.

We note that the legality opinion states the units being offered pursuant to this offering circular will be non-assessable, except as otherwise set forth in the Company’s Third Amended and Restated Operating Agreement, as the same may be amended from time to time, which may require future payments as prescribed therein. Please revise the offering circular to clearly describe the possibility of future payments or obligations, including potential risks to investors. For guidance, see Section II.B.1.b of Staff Legal Bulletin No. 19.

Response: The possibility of future payments or obligations is already discussed under the description of Indemnification and Exculpation under the Description of Units on page 72:

The Company must indemnify the Manager and each agent of the Manager for any loss or damage arising out of its activities on behalf of the Company or in furtherance of the Company’s interests, without relieving the Manager and its agents of liability for a breach of the Manager’s fiduciary duties. A successful indemnification of the Manager or any litigation that may arise in connection with its indemnification could deplete the assets of the Company, thereby reducing funds available to pay the Units.  Furthermore, if funds are not available from third parties, and the Manager determines in its sole discretion that cash flows from operations are insufficient to satisfy payment of the indemnification obligations of the Company and pay Preferred Returns, or that providing funds would otherwise not be in the best interests of the Company (for example, the Operating Agreement does not require the Manager to cause the Company to liquidate any investments before such time as the Manager determines it advisable), the Manager may require the Members to make further capital contributions to satisfy all or any portion of the indemnification obligations of the Company, whether such obligations arise before or after the last day of the term of the Company or before or after such Member’s withdrawal from the Company.  Notwithstanding the foregoing, (i) no Member shall be obligated to make additional capital contributions in an aggregate amount in excess of 10% of the aggregate payments of net cash flow from operations received by the Member from the Company within the last three years; (ii) no Member shall be obligated to make additional capital contributions after the third year following the redemption of all of their Units; and (iii) no amounts contributed by the Members shall be used in a manner that would result in a violation of any rules or regulations pertaining to “plan assets” under ERISA.

November 25, 2024

This is also addressed under the risk factor “The Units may be liable for obligations to indemnify the Manager“ on page 11.

To address the Staff’s concerns, however, we are also adding additional disclosures in the Offering Circular Summary on page 7.

General

Comment:

18.

We note the following disclosure on your website. Please reconcile each of these statements with your statement in your offering circular that pursuant to your Third Amended and Restated Operating Agreement, each Class A, Class C, and Class D member is automatically treated as having elected to reinvest all distributions.

•

In the Frequently Asked Questions section, in response to the question “Can I reinvest my monthly profit distributions and what returns can I expect?” The response: “Class D Equity investors may elect to have their monthly profit distributions (A) sent to them in cash via electronic ACH transfer, or (B) reinvested into additional Class D Units. Class D Equity investors who choose monthly reinvestment will benefit from compounding monthly returns and an increased annualized yield.”

•	“Investments are redeemable with 30 days notice and provide monthly profits distributions or optional reinvestment, allowing for maximum flexibility.”

Response: We have updated our website to better align with our Offering Statement disclosures, both to specifically address the specific items identified above, as well as other items.

November 25, 2024

Comment:

19.

We note that your website does not appear to provide a hyperlink to the offering circular, although it is referenced on the “Ready to Invest?” page where potential investors are asked to provide their information, in addition to a proposed investment amount and date. Please revise to provide the appropriate hyperlink on your website to the latest offering circular in compliance with Rule 255(b) of Regulation A.

Response: We have updated our website so that investors may access the Company’s most recently Offering Circular by clicking on the icon of Offering Circular or the word “Offering Circular” underneath said icon, which is available under the heading “Ready to Invest?” and next to the portion of the website where potential investor may submit information.  The Company identifies that sales of the Class D Units are currently the only class of Units currently qualified for sale under Regulation A, and that no other Units may be sold unless or until an Offering Statement with respect to such Units have been qualified to such end, language has been added to the website which states:

“No solicitation or acceptance of money or other consideration, nor of any commitment, binding or otherwise, from any person is permitted until qualification of the Offering Statement related to such securities. No money or other consideration is being solicited at this time, and if sent in response, will not be accepted. No offer to buy the securities can be accepted and no part of the purchase price can be received except pursuant to an Offering Statement with respect to such securities that has been qualified with the SEC.  Any such offer may be withdrawn or revoked, without obligation or commitment of any kind, at any time before notice of its acceptance given after the qualification date.  Any indication of interest involves no obligation or commitment of any kind.  The Company’s most recent offering statement is available by clicking on the icon labelled “Offering Circular” above.”

Comment:

20.	Please provide a detailed legal analysis addressing the following considerations under the Investment Company Act of 1940 (the “Investment Company Act”):

•

Please provide a comprehensive, detailed legal analysis regarding whether the Company (and its subsidiaries) meets the definition of an “investment company” under Section 3(a)(1)(A) of the Investment Company Act. In your response, please address, in detail, each of the factors outlined in Tonapah Mining Company of Nevada, 26 SEC 426 (1947) and provide legal and factual support for your analysis of each such factor.

•

 Please provide a comprehensive, detailed legal analysis regarding whether the Company and each of its subsidiaries meets the definition of an “investment company” under Section 3(a)(1)(C) of the Investment Company Act. Please include in your analysis all relevant calculations under Section 3(a)(1)(C) as of the most recent fiscal quarter enter, identifying each constituent part of the numerator(s) and denominator(s). Please also describe and discuss any other substantive determinations and/or characterizations of assets that are material to your calculations.

November 25, 2024

•

Notwithstanding the foregoing, the Company’s disclosure on page 45 of the registration statement suggests that the Company relies on Section 3(c)(5)(C) of the Investment Company Act of 1940. The Commission analyzes whether an issuer may rely on Section 3(c)(5)(C) of the Investment Company Act of 1940 by considering the proportion of such issuer’s assets that are invested, or that are proposed to be invested, in “qualifying interests,” “real estate-type interests,” and “miscellaneous investments” (generally referred to as the 55%/45% test or the 55%/25%/20% test). See Companies Engaged in the Business of Acquiring Mortgages and Mortgage- Related Instruments, Investment Company Act Release No. 29778 (August 31, 2011). Accordingly, as part of your analysis and consistent with this framework, please explain how the Company intends to treat each category of assets that it holds, or proposes to hold, as “qualifying interests,” “real estate-type interests,” or “miscellaneous investments.” Please provide comprehensive, detailed support for the Company’s position on a category-by-category basis, including citations to any relevant Commission statements, or other applicable precedent.

Response:

Section 3(A)(1)(A) of the Investment Company Act defines an investment company to include an issuer that “is or holds itself out as being engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting, or trading in securities.”  Mortgage loans are generally considered to be securities for the purposes of the Investment Company Act.  See, for example: Northwestern Ohio Building & Construction Trades Foundation, SEC No-Action Letter (April 20, 1984); Bank of America Canada, SEC No-Action Letter (June 23, 1983); Mortgage-Backed Income Fund, SEC No-Action Letter (August 30, 1979); and GINS Capital Corp., SEC No-Action Letter (Aug. 16, 1985).  In its decision, In re Tonopah Mining Co. (26 SEC 426 at 427 (1947)), the SEC used the following five-factor test in determining whether a company was primarily engaged in a non-investment business for purposes of Section 3(b)(1) of the Investment Company Act: (1) historical development; (2) public representations of policy; (3) activities of officers and directors; (4) nature of assets; and (5) sources of income.  Our analysis of these factors is as follows:

November 25, 2024

•

The "historical development" and "public representation" factors consider whether a company has historically been engaged in or has held itself out as having been engaged in the business of acquiring securities. The Company’s principal activity since inception has been the making and servicing mortgage loans and this activity has been represented as the Company’s principal business activity in its public disclosures, including its filings with the SEC (see, for example, the Company’s Offering Circular, dated September 5, 2023, which describes the Company’s business on the first page as “the business of making commercial purpose loans by lending funds to real estate investors to finance the ownership, entitlement, development or rehabilitation of residential and commercial real estate or for real estate-related purposes throughout the United States”).

•

The "experience and activities of the company's officers and directors" factor considers whether the time and effort of a company's senior management is primarily devoted to managing an operating business or an investing business. In this context, as was the case in Tonopah, the Company has no material operations other than making investments.

•

The "nature of assets" and "sources of income" factors focus on whether the primary activity of the company is investing in securities. As of June 30, 2024, 97.99% (see calculations below) of the Company’s assets were securities and substantially all of the Company’s income has been derived from the business of acquiring these securities.

Accordingly, applying the factors considered in Tonopah, the Company would be an investment company, within the meaning of Section 3(A)(1)(A) of the Investment Company Act, were it not exempted from the definition of investment company under Section 3(c)(5)(C) of the Investment Company Act.

Section 3(a)(1)(C) of the Investment Company Act defines an investment company to include an issuer that “is engaged or proposes to engage in the business of investing, reinvesting, owning, holding, or trading in securities, and owns or proposes to acquire investment securities having a value exceeding 40 per centum of the value of such issuer’s total assets (exclusive of Government securities and cash items) on an unconsolidated basis.”  Please see the discussion in the previous paragraph as to whether the Company is engaged or proposes to engage in the business of investing, reinvesting, owning, holding, or trading in securities.  As of September 30, 2024, the Company owned $128,970,294 of mortgage loans (including $127,877,243 of outstanding principal and $1,093,051 of accrued interest).  Also as of September 30, 2024, the value of the total assets of the Company (exclusive of $10,000 of cash) was $131,622,101.  Accordingly, the Company owns securities having a value equal to 97.99% ($128,970,294 ÷ $131,622,101) of the value of its total assets.  The Company’s balance sheet as of September 30, 2024 is attached.  As 97.99% exceeds 40%, the Company meets the definition of an Investment Company under the “40% test” in Section 3(a)(1)(C) of the Investment Company Act.

November 25, 2024

Regardless of the foregoing however, the Company is exempted from the definition of “investment company” under Section 3(c)(5)(C) of the Investment Company Act. The Company holds five categories of assets: (1) cash, (2) mortgage interest receivable, (3) mortgage loans receivable, (4) real estate held for sale and (5) other assets (which currently are only prepaid expenses).  The Company intends to treat mortgage interest receivable and mortgage loans receivable as qualifying interests because they are loans fully secured by real estate (see Section III.B. of Companies Engaged in the Business of Acquiring Mortgages and Mortgage-Related Instruments, Investment Company Act Release No. 29778 (August 31, 2011) and the Commission guidance cited in the footnotes thereto).  The Company intends to treat its ownership of real estate held for sale as qualifying interests because they are actual fee simple ownership interests in real estate (see United Bankers, Inc., SEC No-Action Letter, 1988 WL 234178 (March 23, 1988)).  The Company intends to treat prepaid expenses as miscellaneous investments.  Applying the above categories, as of September 30, 2024: (a) the Company owned $128,970,294 of mortgage loans (including $127,877,243 of outstanding principal and $1,093,051 of accrued interest) and $2,649,586 of fee simple interests in real estate, for a total of $131,619,880 of qualifying interests; (b) the Company owned no real estate-type interests; and (c) the Company owned $2,221 of miscellaneous investments.  Applying the 55%/45% test/55%/25%/20% test, 99.998% ($131,619,880 ÷ $131,622,101) of the Company’s assets consisted of qualifying interests and 0.002% ($2,221 ÷ $131,622,101) of the Company’s assets consisted of miscellaneous assets.  As the miscellaneous assets constitute less than 20% of the Company’s assets, this test is satisfied (see Citytrust, Inc., SEC No-Action Letter (December 19, 1990) and NAB Asset Corp., SEC No-Action Letter (June 20, 1991)) and the Company is exempted from the definition of investment company under Section 3(c)(5)(C) of the Investment Company Act.

Thank you for your consideration of the Company’s response to the Staff’s comments. If you have any questions regarding this response, please do not hesitate to contact me by phone at (503) 307-5732 or e-mail at apear@buchalter.com.

Best regards, BUCHALTER, A PROFESSIONAL CORPORATION /s/ Alison Pear Alison Pear

cc:        Alison Pear